Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Income from continuing operations before provision for income taxes	$159,133	$205,317	$270,125	$335,771	$409,167
Fixed charges	56,271	53,993	54,769	56,901	71,983
Amortization of capitalized interest, net of interest capitalized	(93)	44	2	(318)	(57)
Earnings available for fixed charges	$215,311	$259,354	$324,896	$392,354	$481,093

Fixed charges:
Interest expense, including amortization of debt issuance costs	$37,830	$32,252	$29,765	$24,307	$31,429
Capitalized interest	108	—	35	479	296
Portion of rental expense representative of interest	18,333	21,741	24,969	32,115	40,258
Total fixed charges	$56,271	$53,993	$54,769	$56,901	$71,983
Ratio of earnings to fixed charges	3.8	4.8	5.9	6.9	6.7